MICHAEL N. WHITE	MWHITE@JAMESBATESLLP.COM DIRECT DIAL: 478-749-9921

JAMES-BATES-BRANNAN-GROOVER-LLP

231 Riverside Drive (31201)

P.O. Box 4283

Macon, GA 31208-4283

478-749-9921 Direct Line

478-742-4280 Front Desk

478-742-8720 Fax Line

jamesbatesllp.com

October 16, 2012

VIA EDGAR

Mr. John P. Nolan, Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Form 10-Q/A for the Period Ended March 31, 2012

Filed August 10, 2012

File No. 000-25227

Dear Mr. Nolan:

Please see the following additional responses containing the requested information and proposed disclosure revisions based on our conference call regarding the above-referenced filings:

Note 9. Fair Value of Assets and Liabilities, page 23

6.	Please amend your filing to disclose the information required by ASU 2011-04 or tell us where each required disclosure is included in your filing.

Based on our recent conference call, on page 7 we have included the quantitative factor table as required. The changed page is attached.

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any questions or require additional information or documentation, please do not hesitate to contact me at (478) 749-9921.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE

MNW:emw

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Assets and Liabilities Measured at Fair Value:

Assets and liabilities measured at fair value are summarized below:

	March 31, 2012
	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Debt securities available for sale:
State, county and municipals	$14,616,215	$—	$14,616,215	$—
Mortgage-backed securities GSE residential	30,345,535	—	30,345,535	—
Trust preferred securities	365,438	—	—	365,438

Total debt securities available for sale	45,327,188	—	44,961,750	365,438
Equity securities	50,000	—	—	50,000

Investment securities available for sale	$45,377,188	$—	$44,961,750	$415,438

Nonrecurring fair value measurements:
Impaired loans	$24,769,502	$—	$—	$24,769,502	$(694,741)
Foreclosed real estate	—	—	—	—	—

Total nonrecurring fair value measurements	$24,769,502	$—	$—	$24,769,502	$(694,741)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value at March 31, 2012:

	Quantitative Information About Level 3 Fair Value Measurements
Asset Description	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$24,769,502	Appraisal of collateral(1)	Liquidation expenses(2)	0.0% to -10.0% (-6.89%)

			Discount for lack of marketability and age of appraisal	0.0% to -65.0% (-0.71%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted by management for qualitative factors including estimated liquidation expenses. The range of adjustments including liquidation expenses is presented as a percent of the appraisal.

	December 31, 2011
	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Debt securities available for sale:
State, county and municipals	$15,964,231	$—	$15,964,231	$—
Mortgage-backed securities GSE residential	25,924,471	—	25,924,471	—
Trust preferred securities	627,875	—	—	627,875

Total debt securities available for sale	42,516,577	—	41,888,702	627,875
Equity securities	50,000	—	—	50,000

Investment securities available for sale	$42,566,577	$—	$41,888,702	$677,875

Nonrecurring fair value measurements:
Impaired loans	$21,155,090	$—	$—	$21,155,090	$(2,844,797)
Foreclosed real estate	998,820	—	—	998,820	(166,680)

Total nonrecurring fair value measurements	$22,153,910	$—	$—	$22,153,910	$(3,011,477)

In relation to the securities classified as available-for-sale which are reported at fair value utilizing Level 2 inputs, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. The investments in the Company’s portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

7

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Capitol City Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of it’s Form 10-Q/A filed on August 10, 2012, and all amendments thereto, the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

CAPITOL CITY BANCSHARES, INC.

BY:	/s/ George G. Andrews
GEORGE G. ANDREWS
President and Chief Executive Officer

DATE: October 16, 2012